Exhibit 21.1
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Centessa Pharmaceuticals (UK) Limited	England and Wales
ApcinteX Limited	England and Wales
Z Factor Limited	England and Wales
Morphogen-IX Limited	England and Wales
Capella Bioscience Ltd	England and Wales
LockBody Therapeutics Ltd	England and Wales
Orexia Therapeutics Limited	England and Wales
Inexia Limited	England and Wales
Janpix Limited	England and Wales

Centessa Pharmaceuticals Holdings Inc.	Delaware
Centessa Pharmaceuticals, Inc.	Delaware

Palladio Biosciences, Inc.	Delaware